Douglas k. schnell

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

October 30, 2018

BY EDGAR AND EMAIL

David M. Plattner, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	TSR, Inc. PREC14A filed by Zeff Capital, L.P., Zeff Holding Company, LLC, Daniel Zeff, H. Timothy Eriksen, and Bradley M. Tirpak Filed October 17, 2018 File No. 000-08656

Dear Mr. Plattner:

On behalf of our client, Zeff Capital, L.P. (together with its affiliates, “Zeff Capital”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 25, 2018, concerning Zeff Capital’s preliminary proxy statement on Schedule 14A filed with the Commission on October 17, 2018 (the “Proxy Statement”), relating to TSR, Inc. (the “Company”).

In connection with the submission of this letter, Zeff Capital is filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). The Amended Proxy Statement reflects revisions made to the Proxy Statement in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Zeff Capital’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Proxy Statement, while the page numbers in the response under each heading refer to pages in the Amended Proxy Statement. Capitalized terms used in this letter but not otherwise defined have the meaning given to them in the Amended Proxy Statement.

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David M. Plattner, Esq.
October 30, 2018

General

1.	We note the letter from Zeff Capital to Mr. James Hughes on July 16, 2018 (filed as an exhibit to two amended Schedule 13D filings made by Joseph F. Hughes and Winifred Hughes, respectively, on July 17, 2018), which states, “Zeff Capital L.P. (“Zeff Capital”), together with its partners QAR Industries, Inc. and Fintech Consulting LLC, is pleased to inform you of our interest in acquiring the 819,000 shares of common stock of TSR, Inc. (“TSRI”) owned by Joseph and Winifred Hughes, for $6.25 per share in cash.” It appears that this expression of interest soon after led to the sale of such shares to the parties mentioned, as further disclosed in two subsequent amended Schedule 13D filings made by Joseph F. Hughes and Winifred Hughes, respectively, on July 24, 2018. In light of the foregoing, please advise us as to why the Zeff Group, in its own Schedule 13D filings that relate to its purchase of TSR, Inc. shares, has not indicated that it has acted as a group with QAR Industries, Inc. and Fintech Consulting LLC.

Zeff Capital respectfully advises the Staff that it, QAR Industries, Inc. (“QAR”) and Fintech Consulting LLC (“Fintech”) were not acting as a group when each entity purchased shares of the Company from Mr. Joseph Hughes and Mrs. Winifred Hughes. In that transaction, each entity was acting independently and there was no agreement or understanding among them implicated by Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). Although the parties did enter into a single master share purchase agreement with Mr. and Mrs. Hughes, each of the commitments of Zeff Capital, QAR and Fintech in that agreement was made on a several basis and none of the parties was liable for payment of the purchase price of any other. Moreover, the single share purchase agreement transaction structure was directed by Mr. and Mrs. Hughes out of a desire to not sell their shares pursuant to multiple share purchase agreements.

Prior to Zeff Capital, QAR and Fintech owning in excess of five percent of the Company (on either an individual or aggregate basis), they had discussed from time to time matters of mutual interest as actual or potential stockholders of the Company. These discussions revealed that each had an independent desire to acquire a position, or increase an existing position, in the Company. However, at no time did any of Zeff Capital, QAR or Fintech reach any agreement or understanding with any of the others relating to acquiring, holding, voting or disposing of shares of the Company. The July 16, 2018, letter from Zeff Capital to Mr. and Mrs. Hughes was intended to express the separate and independent desires of Zeff Capital, QAR and Fintech to acquire a portion of the shares being offered.

Although Zeff Capital, QAR and Fintech believe there was none, even assuming that a group within the meaning of Section 13(d)(3) of the Exchange Act existed among them at the time of the proposal made to Mr. and Mrs. Hughes and prior to the acquisition of shares, at such time none of the three parties, either alone or together with the others, beneficially held five percent of the Company’s outstanding shares and therefore had no Schedule 13D filing obligation. If there was any such group, it dissolved immediately upon the consummation of the transaction with Mr. and Mrs. Hughes and each party has pursued its separate and independent interests since that time.

David M. Plattner, Esq.
October 30, 2018

Background of This Proxy Solicitation, page 8

2.	Further to the previous comment, please advise us as to why this section of the proxy statement omits any reference to the letter sent by Zeff Capital to Mr. James Hughes dated July 16, 2018.

Zeff Capital has revised page 8 to include a reference to this letter.

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If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Douglas K. Schnell

Douglas K. Schnell

Enclosure

cc: Daniel Zeff